Exhibit 99.1

Safe-T Group Ltd. Expects Record First Quarter 2022 Revenue of Approximately $4 Million, Representing Growth of ~200% Compared to First Quarter of 2021

Customer Acquisition Investments Driving Growth in Recurring Consumer Subscriber Future Revenue

HERZLIYA, Israel, April 18, 2022 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET) (“Safe-T” or the “Company”), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today provided preliminary revenue guidance for the three months ended March 31, 2022.

Based upon a preliminary, unaudited review, Safe-T expects to report revenues for the quarter ended March 31, 2022, of approximately $4 million, nearly tripling its revenues compared to the $1.4 million reported for the first quarter of 2021. First quarter results include continued growth in new subscribers for the Company’s consumer products, as well as for its enterprise privacy solutions.

Shachar Daniel, Chief Executive Officer of Safe-T, stated, “In the first quarter, our performance continued to be driven by growth in the consumer market, a direct result of our customer acquisition efforts. We are excited about our robust product pipeline and are looking forward to capitalizing on the clear and pressing need we see in the market for our solutions. We are confident in our ability to further increase the value of our recurring revenue stream and the Lifetime Value of our acquired customers.”

Update Regarding the Company’s Consumer Business Model and Recurring Revenues

The Company’s customer acquisition program is based upon a 5-year business model that employs a user Lifetime Value (“LTV”) metric. LTV is a calculation of the average dollar amount of revenue anticipated to be received from subscribers over their retention period. According to this model, the Company can estimate future recurring revenue based upon the number of users at any given point of time, multiplied by the relevant LTV. Each product produced by the Company has an associated LTV metric. An updated Corporate presentation including a description of the Company’s LTV model can be found on the website here: https://www.safetgroup.com/wp-content/uploads/2022/04/Safe-T_corporate-Presentation-April-2022.pdf.

“Since we invested into our consumer business in the second half of last year, we successfully generated a growing future revenue stream of subscribers, one which is and will be an important asset and driver of value for Safe-T. After several months of investing into sales and marketing to acquire our current customer base in support of our first consumer product, we are now able to begin modeling our return on investment based upon the LTV of these consumer subscribers. The attractive LTV metrics we have produced to date provide us with confidence in the sales and marketing efficiency of our consumer acquisition program and its ability to attract profitable customers. This capability will be critical as we expand our offerings onto multiple platforms including Windows, Android and Apple iOS mobile devices and desktop computers later this year. Looking ahead, we intend to continue leveraging our successes through further investments into new and innovative products and accelerating customer acquisitions which we believe will translate into sustained, long-term enterprise value, and ultimately, bottom-line profitability,” added Mr. Daniel.

Safe-T expects to release the fully reviewed financial statements on or before May 31, 2022.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cybersecurity and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured, and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring full personal protection for all personal and digital information.

Our cybersecurity solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd., a global information security provider, as a solution or cloud service.

Our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one comprised of both millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues for the three month period ended March 31, 2022 , its outlook for the future, the Company’s growth potential, pipeline and trends, its ability to use LTV to estimate recurring revenue, its belief that the expanding recurring revenue stream in the consumer business will be an important driver of future value and its ability to continue leveraging its successes through further investments into new and innovative products and accelerating customer acquisitions and to translate that into sustained, long-term enterprise value, and ultimately, bottom-line profitability. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

The Company is providing revenue estimates in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com